Exhibit 77(c)

              SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

A special meeting of shareholders of the Fund was held on April 9, 2002 to approve the reorganization of the Fund as a newly created series of ING Equity Trust, a Massachusetts business trust (AGGREGATING VOTES OF ALL SERIES OF THE REGISTRANT) (For: 19,151,002, Against: 631,789).